TESCO

Embargoed until 7.00am 15 April 2008

[redacted]

TESCO PLC
PRELIMINARY RESULTS 2007/8

STRONG GROWTH ACROSS THE GROUP

52 weeks ended 23 February 2008 (on a continuing business basis)	2007/8	Growth vs 2006/7
Group sales (inc. VAT)	**£51.8bn**	**11.1%**
Group trading profit	**£2,751m**	**11.0%**
Underlying profit before tax	**£2,846m**	**11.8%**
Group profit before tax	**£2,803m**	**5.7%***
Underlying diluted earnings per share	**27.02p**	**20.8%****
Diluted earnings per share	**26.61p**	**14.2%**
Dividend per share	**10.90p**	**13.1%**

* 15.3% growth excluding last year's exceptional items; principally the Pensions A-Day credit
** 13.1% growth on a normalised 28.9% tax rate

HIGHLIGHTS

- **11.8% growth in underlying profit before tax, 11.0% rise in Group trading profit**
- **11.1% increase in Group sales to £51.8bn**
- **Strong start to the year – 13% growth in Group sales, including increase in UK like-for-like sales (ex-petrol) of over 4% in first five weeks (seasonally adjusted)**
- **20.8% increase in underlying diluted earnings per share (13.1% increase on a normalised tax rate basis); 13.1% increase in dividend to 10.90p**
- **Five-part strategy delivers good progress:**
  - **International sales up 25.3%; trading profit up 24.3%, over £1bn EBITDA**
  - **50% of group trading profit growth from International**
  - **Fresh & Easy in the United States well-received by customers, growing strongly**
  - **Core UK sales up 6.7%; trading profit up 7.1% (after US & Direct initial losses)**
  - **UK Non-food sales up 8.7%; Tesco Direct trading well**
  - **Tesco on-line sales up 30.9%, profit (pre-Direct initial losses) up 49.2%; TPF makes £128m profit (our share £64m); Telecoms in profit**
  - **Making strides towards green consumption – on track to save 2bn shopping bags**
- **£5bn-plus property funding programme going well – new £200m transaction with The Prudential PLC completed before year-end on 4.8% yield**
- **£3bn share buy-back on track – shares worth £650m repurchased in year**
- **Plans to open over 11.5m sq ft of new Group space this year, 80% of it outside the UK**
- **30,000 new jobs to be created across the Group this year**

Terry Leahy, Chief Executive, comments:
"The breadth of the Group and the strength of our business model have enabled Tesco to deliver another year of double-digit sales, profit and earnings per share growth – in challenging market conditions. We begin the new financial year confidently – with a good start in the UK, excellent progress in our established international markets and promising early performance from our investments in future growth, particularly in the United States, China and Turkey."

dlw 5/21

RESULTS

Group. These results are for the 52 weeks ended 23 February 2008, compared with the same period ending in February 2007. Results from our business in China are consolidated in the full-year results for the first time.

Group sales, including VAT, increased by 11.1% to £51.8bn (last year £46.6bn). At constant exchange rates, sales increased by 10.4%.

In April 2006, with our Preliminary Results for 2005/6, and following our transition to IFRS, we introduced an underlying profit measure, which excludes the impact of the volatile non-cash elements of IAS 19, IAS 32 and IAS 39 (principally pension costs and the marking to market of financial instruments). With these Results, the underlying profit measure also excludes the impact of the non-cash element of IAS 17, relating to the impact of annual uplifts in rents and rent free periods. Underlying profit before tax rose to £2,846m in the year (last year £2,545m), an increase of 11.8%.

With our Interim Results for 2006/7, we began reporting segmental trading profit, which excludes property profits and, as our underlying profit measure does, excludes the non-cash element of the IAS 19 pension charge and now also excludes the non-cash element of the IAS 17 lease charge. Group trading profits were £2,751m (last year £2,478m), up 11.0% on last year and group trading margin, at 5.8%, was unchanged on last year.

Group operating profit rose by 5.4% to £2,791m (last year £2,648m). Within this, total net Group property profits were £188m in the year (last year £139m, including asset disposals within Joint Ventures), comprising £186m in the UK and £2m in International. Group profit before tax increased 5.7% to £2,803m (last year £2,653m). Excluding last year's exceptional items; principally the Pensions A-Day credit, Group profit before tax rose 15.3% and Group operating profit rose 15.1%.

	Group Results		
	Actual rates		Constant
	£m	%ch.	%ch.
Group sales (inc. VAT)	£51,773m	11.1%	10.4%
Group profit before tax	£2,803m	5.7%	5.1%
Group operating profit	£2,791m	5.4%	4.8%
Group underlying profit before tax	£2,846m	11.8%	11.2%
Group trading profit	£2,751m	11.0%	10.4%
Trading margin	5.8%	-	-

International. Our International business delivered a very strong performance, contributing 54% of the growth in Group sales and 50% of the growth in Group trading profit. Underlying margins improved whilst reported margins were diluted slightly by the consolidation of our business in China for the first time, following the increase in our shareholding to 90% in December 2006.

Total International sales grew strongly – by 25.3% at actual exchange rates to £13.8bn (last year £11.0bn) and by 22.5% at constant exchange rates. China contributed £702m to sales, representing 6.4 percentage points of the year's total International growth at actual rates. Excluding China, total international sales grew by 19.0% at actual rates and by 15.7% at constant rates. Like-for-like sales in International grew by 2.0%, with net new space contributing the remaining 20.5%.

International contributed £701m to trading profit in the year (last year £564m), up 24.3% after charging £5m of integration costs and initial operating losses, principally related to the Leader Price stores which were acquired in late 2006. International margins rose by 15 basis points excluding the impact of consolidating the China business. At constant exchange rates, International trading profit grew by 22.2%. International EBITDA* rose to £1,051m.

	International Results		
	Actual rates		Constant
	£m	%ch.	%ch.
International sales (inc. VAT)	£13,824m	25.3%	22.5%
International trading profit	£701m	24.3%	22.2%
Trading margin	5.6%	-	-

US segmental reporting of sales and trading results within International will begin with our Interim Results in September. For these Preliminary Results, sales and start-up losses in the United States are reported in our UK segment.

In **Asia**, sales grew by 27.2% at actual exchange rates and by 30.9% at constant rates to £6.0bn (last year £4.7bn). Excluding China, Asia sales grew by 12.3% and 15.1% at constant exchange rates. Trading profit increased by 23.6% at actual rates and by 26.8% at constant rates to £304m (last year £246m). Excluding China, trading margins rose in Asia, to 5.8% driven by strong performances in Korea, Thailand and Malaysia. China made a small trading profit in the year.

	Asia Results		
	Actual rates		Constant
	£m	%ch.	%ch.
Asia sales (inc. VAT)	£5,988m	27.2%	30.9%
Asia trading profit	£304m	23.6%	26.8%
Trading margin	5.5%	-	-

In **Europe**, sales rose by 23.9% at actual rates and by 16.1% at constant rates to £7.8bn (last year £6.3bn). Trading profit increased by 24.8% at actual rates to £397m (last year £318m) and by 18.6% at constant rates. Trading margins increased by 6 basis points.

Central Europe overall delivered strong growth. Despite the subdued economy in Hungary, our business delivered a pleasing increase in profit and resumed positive growth in like-for-like sales last summer. Excellent performances in Turkey and Ireland were held back by planned commissioning costs for new large central distribution centres, both of which opened in the first half.

	Europe Results		
	Actual rates		Constant
	£m	%ch.	%ch.
Europe sales (inc. VAT)	£7,836m	23.9%	16.1%
Europe trading profit	£397m	24.8%	18.6%
Trading margin	5.8%	-	-

UK. Our core business performed well in challenging market conditions. UK sales increased by 6.7% to £37.9bn (last year £35.6bn) with like-for-like growth of 3.9% (including volume of 2.0%) and 2.8% from net new stores. Excluding petrol, like-for-like sales grew by 3.5%.

In our stores, we saw modest inflation of 1.2% for the year as a whole, with our continued investment in lowering prices for customers being offset by the strength of market prices for commodities and some seasonal fresh foods. Further rises in commodity food prices in the second half saw inflation rise to just over 2% in our fourth quarter with food price inflation being offset by continuing deflation in non-food categories.

*EBITDA is calculated by adding depreciation and amortization charges of £357m to International operating profit of £694m

The pattern of our trading during the year was unusual. Unseasonal summer weather impacted growth in the first half, and a combination of recovering competitors and more subdued customer demand in some non-food product categories, held back sales progress in the second half.

Increased productivity and good expense control enabled us to maintain solid margins and deliver good profit growth despite these challenges, whilst also absorbing initial operating losses totalling around £90m on Tesco Direct and on establishing our operations in the US. Even after these additional costs, UK trading profit rose 7.1% to £2,050m, with trading margins at 5.9%, slightly up on last year.

	UK Results	
	£m	%ch.
UK sales (inc. VAT)	£37,949m	6.7%
UK trading profit	£2,050m	7.1%
Trading margin	5.9%	-

Joint Ventures and Associates. Our share of profit (net of tax and interest) for the year was £75m, a decrease of £31m compared with last year. Driving this decrease was a £47m property profit last year, principally reflecting profit realised on the sale of the Weston Favell store to a third party. Excluding these property related items, profits from joint ventures rose by £16m.

Tesco Personal Finance (TPF) profit was £128m, of which our share was £64m. This was after absorbing £31m of higher household insurance claims linked to last summer's flooding in Yorkshire and the Midlands. Tesco's share of the cost of higher claims linked to these events was £11m (after interest and tax) in the year as a whole.

Underlying growth in the business was therefore encouraging, with the new management team demonstrating that there remains significant growth potential for TPF within the financial services sector, particularly amongst loyal Tesco customers, as we build our portfolio of products. TPF is well-provisioned for bad and doubtful debts – which are down year-on-year and we also continue to see improving trends in credit card arrears.

Finance costs and tax. Net finance costs were £63m (last year £126m),reflecting favourable movements in the non-cash IFRS elements of the interest charge. The interest charge, excluding IFRS adjustments and finance income, rose 18%.

Total Group tax has been charged at an effective rate of 24.0% (last year 29.1%). This reduction in tax rate is primarily due to a one-off tax reimbursement, reflecting settlement of prior year tax items with HMRC. We have also benefited from an adjustment of deferred tax balances as a result of the lowering of the rate of UK corporation tax from 30% to 28% with effect from 1 April 2008. We expect the effective tax rate for the current year to be around 27.5%.

Underlying diluted earnings per share increased by 20.8% to 27.02p (last year 22.36p), benefiting from the significantly lower than normal effective tax rate for the year and from the elimination of earnings dilution linked to new share issuance, resulting from our share buy-back programme. On a normalised 28.9% tax rate basis, underlying diluted earnings per share rose by 13.1%.

Dividend. The Board has proposed a final dividend of 7.70p per share (last year 6.83p). This represents an increase of 12.7%, and takes the full year increase in dividend to 13.1%. This increase in dividend is in line with the growth in underlying diluted earnings per share, which are inclusive of net property profits, using our normalised tax rate of 28.9%. Going forward, we intend to continue to grow annual dividends broadly in line with underlying diluted earnings per share growth.

The final dividend will be paid on 4 July 2008 to shareholders on the Register of Members at the close of business on 25 April 2008. Shareholders now have the opportunity to elect to reinvest their cash dividend and purchase existing Tesco shares in the Company through a Dividend Reinvestment Plan. This scheme replaced the scrip dividend at the time of the Interim Results in 2006 and was introduced to reduce dilution from new share issuance and improve earnings per share.

Cash Flow and Balance Sheet. Group capital expenditure (excluding acquisitions) rose to £3.9bn (last year £3.0bn); higher than the £3.5bn forecast at our Interim Results. This increase was attributable to the purchase of a small number of UK trading stores from a competitor, investment in new mixed-use development schemes during the second half and higher International capital expenditure.

UK capital expenditure was £2.5bn (last year £1.9bn), including £987m on new stores, £457m on extensions and refits and approximately £200m relating to our US operations - slightly below the guidance we gave last November. Total international capital expenditure rose to £1.4bn (last year £1.1bn) comprising £0.7bn in Asia and £0.7bn in Europe.

We expect Group capital expenditure to rise this year, driven largely by the expansion of our International business, to around £4.2bn. This growth will primarily arise from the increased scale of our investment in freehold shopping centre developments in China. The change in the status of our investment in China to a subsidiary, means that such developments will now be fully funded directly from Tesco's balance sheet.

Cash flow from operating activities, including an improvement of £194m within working capital, totalled £4.1bn (last year £3.5bn). Net borrowings rose to £6.2bn at the year end (last year £4.9bn). £0.6bn of this increase is attributable to the effect of unfavourable currency movements on our International balance sheet hedging (Sterling has depreciated by 11.5% against the currencies of the countries in which we operate). A further £0.3bn relates to acquisitions, including our share of Dobbies Garden Centres PLC. Gearing was 52%.

Pensions. Our award-winning defined-benefit pension scheme is an important part of our competitive package of pay and benefits, which helps Tesco recruit and retain the best people. We manage and fund our scheme on an actuarial valuation basis and, as at December 2007, the scheme was estimated to be broadly fully funded. As at February 2008, under the IAS 19 methodology of pension liability valuation, the scheme had a deficit on a post-tax basis of £603m.

Return on Capital Employed. In January 2004, we said that we had an aspiration to increase our post tax return on capital employed (ROCE) of 10.2% in the 2002/3 financial year by 200 basis points over five years on then current plans. In April 2006, we renewed our commitment to increasing our post-tax return on capital employed (ROCE) by a further 200 basis points, having exceeded our 2004 aspiration early.

ROCE rose to 12.9% in the year, using a normalised tax rate, before start-up costs on the US and Tesco Direct and before the impact of foreign exchange in equity and our acquisition of Dobbies (last year ROCE was 12.6%, excluding the Pensions A-Day credit). This represents a good performance and we remain on track to deliver our targeted ROCE improvement in the years ahead as these investments mature.

CURRENT TRADING

We have seen a strong start to the new financial year across the Group. In the UK, our planned investments in strengthening further our offer for customers, involving our latest round of price cuts and the introduction of stronger promotions – and at the same time continuing to improve availability and service standards - have gone well. UK like-for-like sales growth, excluding petrol, was over 4% in the first five weeks of the new year. This figure is adjusted for the different timing of Easter this year and is a little ahead of our planned performance range (of between 3% and 4%) for the year as a whole. Within this, inflation was under 1.5%.

International sales progress has also been pleasing. Sales growth was strong - 19% at actual rates in the first five weeks. Overall, growth moderated only slightly compared with last year despite passing the anniversary of the acquisition of both Leader Price in Poland and the majority holding in our business in China. Total Group sales increased by 13% in the same period.

RELEASING VALUE FROM PROPERTY

Our £5bn-plus programme of releasing value from property through a sequence of joint ventures and other transactions and return significant cash to shareholders over five years, both through enhanced dividends and share buy-backs, is on track.

The two transactions completed in 2007 delivered aggregate proceeds of £1.2bn. The first of these deals, with the British Airways Pension Fund, was completed at the end of the 2006/7 financial year. A second, larger joint venture transaction was completed with The British Land Company PLC in March 2007 and our reported first half property profits largely reflected the significant book profit on this transaction. We completed a third such deal in February 2008 - with The Prudential PLC - on a 4.8% yield, realising proceeds of £207m. The premium to book value on this transaction was 66%.

Whilst yields have increased modestly in recent months, appetite for Tesco's property and covenant remains strong, and if market conditions remain conducive, we expect to be able to complete further transactions on attractive terms in the months ahead. We are currently in discussion with potential counterparties. Proceeds will continue to be used to fund expansion and our share buy-back programme - which has already re-purchased Tesco shares worth over £1.1bn.

The net book value of our fixed assets is £19.8bn, most of it in our freehold store portfolio – even after recent property divestments linked to our £5bn programme. We estimate the current market value of these assets to be £31bn, representing a 57% premium to book value.

STRATEGY

We have continued to make good progress with our strategy, which now has five elements, reflecting our four established areas of focus, and also Tesco's long-term commitments on community and environment:

- become an international retailer
- maintain a strong core UK business
- to be as strong in non-food as in food
- develop retailing services
- and put community at the heart of what we do

We do this by keeping our focus on trying to improve what we do for customers. We aim to make their shopping experience as easy as possible, lower prices where we can to help them spend less, give them more choice about how they shop – in small stores, large stores or on-line, and seek to bring simplicity and value to sometimes complicated markets. And we aim to be a good neighbour in the communities we serve, be responsible, fair and honest in our dealings and give customers the information and products they need to make greener choices.

INTERNATIONAL

The performance of our International businesses has been outstanding – with excellent progress in sales, profits and returns. The growing strength of our operations and market positions internationally gives us confidence that we can deliver further strong progress in the years ahead. Our International diversification has come of age and, in delivering half of the year's Group trading profit growth, it has demonstrated its increased strength and maturity – with much more to come.

We are seeing the benefits of last year's acquisitions, and organic growth in selling space also continues to be rapid as we build out our networks. We opened a total of 6.2m square feet in Europe and Asia during the year, an increase of 15%, plus a further 0.5m square feet in the US. Over 60% of Group sales area is now in International.

At the end of February, our operations in Asia and Europe were trading from 1,561 stores, including 493 hypermarkets, with a total of 45.9m square feet of selling space. This year, we plan to open 505 new stores with a total of 8.4m square feet of sales area in these markets. A further 1.5m square feet is planned to open in the US.

Returns – CROI. All our established markets are now profitable and with growing local scale, increasing store maturity and the benefits of new investment in supply chain infrastructure, returns from our International operations are continuing to rise. On a constant currency basis and excluding China, cash return on investment (CROI*) for International was the same as last year at 11.5%. This reflects the rise in invested capital linked to our acquisitions in Poland and Czech Republic in 2006 and higher capital expenditure. Like-for-like CROI shows a strong improvement rising to 13.1% (last year 12.7%), with our lead markets maintaining significantly higher levels overall. Returns in Turkey and Malaysia have shown pleasing improvement. In Central Europe, Hungary and Slovakia delivered increases in returns, while the performance in Poland and Czech was held back temporarily by the additional capital linked to our acquisitions in 2006.

Asia. We have delivered a very strong performance in Asia, despite retail markets in our two largest countries – Korea and Thailand – remaining subdued. We are now market leader in Malaysia, just seven years after we entered the country and we are accelerating growth and investment in China now that we have full control of our business there.

- In **China**, with majority ownership and full management control of the business, we have begun to accelerate store and infrastructure development as part of our long-term strategy to become a leader in the market. We plan to build large multi-level freehold shopping centres, built around Tesco hypermarkets, in the major cities of the three main economic regions – around Shanghai, Beijing and Shenzhen/Guangzhou. These regions will each have modern distribution and supply chain facilities. We now have 56 hypermarkets, mostly around Shanghai and our first stores in the other regions are trading well. The first four of our new large developments will be constructed in the current year. We saw strong sales, including good like-for-like growth in the year and China made a modest profit.
- The retailing environment in **Japan** remains difficult. Our small but profitable business there has continued to focus on refining and developing the trial Express-type stores, which we began to open last year - with seven now trading - into an expandable format. We have strengthened the management team in Japan, invested in infrastructure and plan a modest new store development programme this year.
- Homeplus in **Korea** delivered another excellent performance in the year; overcoming the challenges of stronger competitors and subdued consumer spending and achieving solid sales and strong profit growth. Over 1 million square feet of space was opened during the year and we have a strong programme of 76 new stores and 1.4m square feet this year. We will almost double the size of our Express business in 2008/9 to 131 stores. Our grocery dotcom operation in Korea is now well-established and growing rapidly – with sales up by more than 125% in the year.

* Cash return on investment (CROI) is measured as earnings before interest, tax, depreciation and amortisation, expressed as a percentage of net invested capital.

- Tesco **Malaysia** has made rapid progress, successfully integrating and converting the Makro stores and at the same time sustaining very strong like-for-like growth and moving into profitability for the first time. Six major refits to the Makro stores to introduce the new Extra format, which was developed specifically for these sites, are complete and the stores are trading very well. We have recently become market leader, and with two more converted stores to be relaunched soon, plus a strong pipeline of eight planned new hypermarkets, we hope to extend our lead this year.

- Tesco Lotus in **Thailand** has performed very well. Although consumer confidence levels remain subdued, our investment in improving our offer for customers through the political and economic instability of the last 18 months has served us well. Our business has achieved good sales and profit growth and strengthened its already robust market position. The successful development and roll-out of our formats has picked up pace

again with 106 stores opening with 1.4m square feet of selling area. This included the opening of 10 hypermarkets in the final quarter of the year.

Europe. Our European growth has been stronger than for many years, helped in part by favourable exchange rate movements. In Central Europe we are emerging from a long period of economic instability and intense competition as one of the clear winners across the region – and the prospects for improving returns as we continue to build our market positions, and benefit from increased scale, regional economies and improved infrastructure, have never been better. The work we have done on Pan-European sourcing of Tesco own brand and general merchandise has further strengthened our competitive position in the region. Our business in Ireland has also made excellent progress and we are increasingly confident about the scale of opportunity for Tesco in Turkey as we build on the excellent Kipa brand, which has already proven itself capable of trading well across much of the country.

- In the **Czech Republic**, the benefits of our improved market position – we are now among the leaders - and stability following the very successful acquisition and integration of the Carrefour stores last year are starting to come through well. The performance of the acquired stores has been excellent – with second year like-for-like sales growth of 11%. Our first Express stores have also been well-received by customers in central Prague and we are continuing a programme of refits – and in some cases major redevelopments – of our department stores.

- The economic background in **Hungary** is showing early signs of improvement although the consumer environment remains challenging. However, our strategy of investing hard to build on our already strong market position by lowering prices and expanding our store network is yielding good results. We have seen improving performance from our stores, including a resumption of like-for-like sales growth last summer, renewed profit growth and a significant improvement in returns. Our new store opening programme delivered a 12% increase in our space – through 4 large hypermarkets, 5 of our 3k compact format, 12 1k stores and 1 Express.

- Our business in **Poland** had a good year with strong growth in market share, driven by the successful integration and conversion of the former Leader Price stores, combined with organic expansion across our range of 1k, 2k and 3k formats. In a difficult consumer and business environment, sales grew well – with like-for-like growth of 43% in the converted stores. Returns are expected to move forward in the current year as the business absorbs the additional capital involved in last year's acquisition and delivers the full benefits of the enlarged business and the increasing profitability of the converted stores.

- An excellent performance from Tesco **Ireland** produced another year of strong growth, with good progress in all areas of the business. The planned operational benefits from our new 740,000 square feet distribution centre (DC) at Donabate, in north Dublin, which opened in the first half, are now coming through well. Our pipeline of new space is strong – through store extensions, new and replacement stores. We now have 6 Extra hypermarkets trading in Ireland, which are proving very popular with customers and 12 Express stores – with more to come this year. Our new non-food ranges – including Florence & Fred and Cherokee clothing – are performing particularly well.

- In **Slovakia** our new clothing and hardlines distribution centres, located close to Bratislava, which handle general merchandise for the whole of Central Europe, are now fully operational and delivering significant benefits. These substantial investments are enabling our Central European businesses to harmonise and improve our non-food ranges and deliver lower prices for customers. Our market-leading retail business there has made very good progress against the background of a strong economy. Our new store opening programme, which is now focused on our compact hypermarket and smaller 1k formats, delivered 9% growth in selling area in the year.

- In **Turkey**, our Kipa business continues to grow rapidly and profitably and we are making progress towards creating a national chain of hypermarkets in a market which offers great potential. We are investing in creating the necessary infrastructure for long-term expansion with our first major distribution centre at Yasibasi covering 400,000 square feet, now in operation and with similar infrastructure projects planned over the next two years as we begin to secure sites in Istanbul, Ankara and the other cities in central and western Turkey. We aim to grow our space in Turkey by around 60% this year, from our base of 26 hypermarkets. Customer response to the Express format has been very encouraging and we plan to add more than 40 further stores this year, bringing the total to over 80.

United States. We are very encouraged by the start Fresh & Easy has made. The first stores opened only in November and we now have over 60 trading. Whilst it is still early days, the response of customers to our offer has surpassed our expectations – with our research regularly confirming that they like the quality and freshness of our ranges, as well as the prices and the convenient locations of the stores.

Sales are ahead of budget and sales densities are already higher than the U.S. supermarket industry average, with our best stores exceeding $20 per square foot per week. We are seeing strong growth in the early stores as we step up, as planned, our marketing programmes and as we build awareness of the brand. This is also reflected in the strong sales performance of recent openings in all of our markets in Southern California, Nevada and Arizona. Fresh foods and own brand products have sold particularly well, confirming that the core of our offer has already gained acceptance with customers.

Progress with real estate has been good and we have secured enough sites for our immediate needs – although the deteriorating property market, particularly in Arizona and Nevada, will mean that some of the third-party developments in which we had planned to open prototype stores later this year, will now be deferred. Nevertheless, we still expect to open around 150 new stores this year.

Our Riverside distribution centre (DC) and kitchen operation is gearing up well as volumes rise. As we announced last November, we have taken the necessary steps to secure the site and begin the process of obtaining the necessary permits to launch operations of our second DC in Northern California in due course. We expect a proportion of these costs will be incurred in the current year.

Last April, with our Preliminary Results, we said that costs of recruitment and training of staff for the stores, combined with the other pre-launch costs and initial trading losses, would involve estimated US start-up costs of around £65m in the financial year. We have delivered on this guidance – trading losses were £62m. We expect losses to rise this year to around £100m and then reduce thereafter as early stores begin to mature and we see increased overhead recovery from higher volumes.

US segmental reporting of sales and trading results within International will begin with our Interim Results in September.

CORE UK

In the UK, Tesco coped well with unseasonal summer weather, recovering competitors and a deteriorating non-food market, particularly in the second half, to deliver solid progress in the year by investing in improving the shopping trip for customers. UK sales grew by 6.7%, including a like-for-like increase, including petrol, of 3.9%. Both customer numbers and spend per visit increased.

In the current year we expect to trade the business harder to give what help we can to families whose budgets have become increasingly stretched by higher interest rates, fuel costs and taxes. As always, we are investing to improve all aspects of the shopping trip. We have already announced a significant – and budgeted - round of price cuts, involving an investment of £170m and this is in addition to the strengthened programme of half-price and other promotions we have been running since January.

Every Little Helps.

- Our Price Check survey, which compares 10,000 prices against our leading competitors weekly, shows that our price position has improved again (for more information see www.tesco.com). We have already cut the price of 7,500 products this year and in the last decade, Tesco has saved a typical household £5,000 by investing in even lower prices for customers.

- We are able to monitor and improve our checkout service using our new thermal imaging technology. A renewed focus on reducing queues for customers has delivered significant improvements – with a remarkable 22.5 million more customers benefiting from our 'one-in-front' promise. Customers recognise Tesco as offering the best checkout service in the market.

- The broad appeal of the Tesco brand drives our work on ranges. We have seen solid growth across our food categories. We launched a comprehensive update of our Healthy Living range in January – and customer feedback has been very good. Our Organics range is still growing well and finest is now the UK's biggest brand – with sales of £1.2 billion. Last week, we did our first big event of the year on Value, delivering great prices for customers right across the store.

- On-shelf availability, which we measure using our in-store picking of tesco.com orders, has improved again and more customers are able to buy everything they want when they shop at Tesco. We have made particularly strong progress on fresh availability with projects including better weather forecasting and working with our suppliers to reduce lead times.

- All 7,000 of our eligible own-brand products now carry our GDA nutritional signpost labels. We have created a system that is easy to understand and practical to use and sales data confirms we have made a genuine impact on customer behaviour.

Step-Change. We delivered efficiency savings of well over £350m in the year, significantly ahead of plan, through our Step-Change programme which brings together many initiatives to make what we do better for customers, simpler for staff and cheaper for Tesco. We have picked up the pace of a number of these often long-term cross-functional projects and plan to deliver even higher savings in the current year of around £450m. Most of these savings are reinvested to improve our offer for customers. Some examples of these projects are:

- We have stepped up our investment in energy-saving across the business, delivering significant reductions in consumption and helping us to absorb rising utility costs.

- Savings in supply chain - from further improvements in shelf-ready merchandising, increased vehicle utilisation and more productive work methods in depots and stores - have risen, with more to come.

- The introduction of new checkout technology for stores, which is faster, more accurate and easier for staff, has continued to reduce costs and improve customer service.

- We now have nearly 3,000 employees at our Hindustan Support Centre in Bangalore, India, which provides IT and administrative support to our UK and International operations – from software development to management accounting and payroll.

New Space. We opened a total of 2.0m square feet of new sales area, of which 489,000 square feet was in store extensions, principally for Extra. We opened another 19 Extra hypermarkets – nine from extensions to existing stores, ten from new stores, bringing the total to 166, with a further 11 planned this year. Extra now represents 41% of our total sales area. We also opened 17 new superstores and 103 new Express stores, bringing the overall total number of Tesco stores to 1,608.

Competition Commission. We are continuing to work with the Competition Commission on the final stages of their inquiry into the grocery industry. We look forward to the publication shortly of their final report. This is a very competitive industry from which consumers benefit hugely. We hope that the regulatory authorities will give due weight to this and to the need to

avoid costly and burdensome new regulation, which discourages the pace of innovation that has served the industry and consumers so well.

NON-FOOD

Tesco's general merchandise business has been resilient despite the challenges posed by weakening demand in a number of categories - and it remains an important contributor to our growth as we improve our offer for customers to drive market share. Because our customers increasingly recognise the quality, breadth and value of our offer, Tesco non-food sales, whilst growing less rapidly than in previous years, remained robust and again grew faster than our core business, helped by a successful first full season for Tesco Direct.

Sales growth in the UK was 9% in the year, with total non-food sales increasing to £8.3bn (included in reported UK sales). Sales growth moderated in the second half, but in reducing to 8% growth after a 10% increase in the first half, we were able to outperform strongly the market for general merchandise as a whole. We saw particularly pleasing growth in hardlines, whilst clothing sales, though well ahead of the market, grew more slowly - by 6% in the year as a whole. Including £3.5bn in International, where sales grew by 20% at constant prices, Group non-food sales rose 12% to £11.8bn.

Entertainment sales strengthened during the second half, helped by a stronger programme of new DVD and games releases. The transition to in-house sourcing of our entertainment offer has gone well. Health & beauty also saw an improving trend. Consumer electronics saw very strong growth (31%), with particularly large increases in the sales of flat-screen televisions, laptop computers and digital cameras. Other strong categories include DIY, furniture and books.

Tesco Direct. Our new general merchandise business, which is designed to extend the reach of our non-food offer by making it more available to customers who cannot access one of our Extra stores is now established and thriving. We started Tesco Direct in a low key way - with initially 8,000 products offered on-line and 1,500 by catalogue, including new categories such as furniture and last March, we successfully launched a more comprehensive offer.

Our latest catalogue, the third of our big books, which was launched last month, demonstrates the growing strength of our offer. We have 11,000 products on-line and 7,000 in the catalogue. The breadth of range is similar but we have refined the mix of products, increasing the proportion of higher ticket items. Service levels and availability for customers have also seen steady improvement.

Customer response has been very positive with order volumes rising season by season. As well as wider ranges, Tesco Direct provides customers with the choice of ordering on-line, by phone or in selected stores and the option to pick-up items from some stores is proving very popular. We have desks in 200 stores with plans to add a further 80 by the end of the year, which will mean that most areas of the country will be served.

Sales are growing well, and last year, we comfortably exceeded our plan to generate turnover in excess of £150m- delivering sales of almost £180m. Start-up costs and initial operating losses on Direct were £25m, up on last year and we expect these to reduce this year to around £20m.

Homeplus. We are extending the trial of our general merchandise-only stores to a further ten large sites, including a new store at Cribbs Causeway, Bristol, which will open this summer, selling some Tesco Direct products from stock.

Dobbies. The acquisition of Dobbies Garden Centres PLC was completed at the end of the first half and with our 65.5% ownership of the business we are now implementing the strategy we outlined for the business at the time the offer was announced. Dobbies is a strong business, already a leading innovator in its market and with Tesco's resources, it will be able to expand more rapidly towards national coverage. It will also become a platform for the group to encourage green consumption - by developing an offer for customers who are looking for sustainable solutions - from water recycling, to wind and solar power. Last week, Dobbies announced an open offer of new shares to raise £150m of additional capital to fund expansion.

RETAILING SERVICES

Our efforts to bring simplicity and value to sometimes complicated markets are behind the success of our retailing services businesses. Underpinning our services strategy is a strong economic model, based around leveraging existing assets – either our own or a partner's - so that we can simultaneously price our services competitively for customers and also achieve high returns for shareholders.

Tesco Personal Finance (TPF). TPF is ten years old this year and 2007/8 was a successful one for our joint venture with Royal Bank of Scotland – with 1.7m new customers being attracted by a substantial increase in its range to 26 products, spanning credit cards to pet insurance and bureaux de change. New products were launched in health insurance, dental insurance and internet savings accounts. Most products are available on-line, where over 50% of new sales are now made, after a 20% rise in internet business in the year. The Tesco Compare website, which allows customers to compare price and non-price product features across a wide range of providers, has been very successful.

Whilst profits were flat in the year, this was after absorbing £31m of additional home insurance claims linked to the last summer's severe floods in Yorkshire and the Thames and Severn valleys.

tesco.com has had another excellent year, with our on-line businesses achieving a 31% increase in sales to £1.6bn and a 49% increase in profit to £124m (before initial operating losses on Tesco Direct), helped by improved order picking productivity. Customer numbers once again saw strong growth – we saw 20% growth in new customers during the year leaving more than one million active customers by the year-end. Product availability has improved again, with more customers receiving everything they order, and this has been helped by the strong growth in bag-less delivery to customers, which was launched only in the first half but which now represents 40% of all orders. We have also seen an improvement in delivery slot availability of more than 10% for customers and our Croydon dotcom-only store is now profitable and handling orders with a value of over £1m per week.

Tesco Telecoms. Our telecoms business made very good progress, with promising growth in sales across our mobile, home phone and branded phone operations. Tesco Mobile, our joint venture with O2, moved from a small loss in 2006/7 to an encouraging level of profitability – in its fifth year of operation. Sales were up 39% mainly as a result of strong growth in its customer base, which grew by a quarter of a million during the year; the second highest net subscriber increase in its market. Mobile also remained the best service for overall customer satisfaction throughout 2007. Hardware sales, including handsets, grew well in the year, driving over 35% growth in our branded telecoms hardware business.

COMMUNITY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

Environment. We have made strides towards a revolution in green consumption - incentivising the environmental option and making it more affordable.

- Through our unique Green Clubcard scheme, we have reduced carrier bag use by over one billion, more than any other retailer, and we are on track to save an extra billion bags in the next year. We are also on target to sell 10 million energy-efficient lightbulbs in a year as part of the Climate Group's "Together" campaign.

- We have halved our energy use per square foot since 2000, two years ahead of target. In the UK, the carbon intensity of our new stores opened after 1 March 2006 has been reduced by 22% since last year. Partly through innovations like transporting wine by canal, we have cut our UK CO_2 emissions per case delivered by over 10% over the past year.

- We have invested £25m to create a Sustainable Consumption Institute at Manchester University. Bringing together world-leading experts from various disciplines, the Institute will help lead the way to a low carbon economy.

- We opened our fourth UK Environmental Store in Shrewsbury in 2007, and have now built environmental stores in six countries outside the UK. Our Shrewsbury store has a carbon footprint 60% lower than a standard store of a comparable size. It makes use of more natural light, recycled and re-useable materials and the UK's first fleet of battery-powered home delivery vans. We have also invested significantly in energy saving technology in China, Czech Republic, Hungary, Ireland, Poland, Slovakia, South Korea, Turkey, Thailand and the US.

Nutrition. We continued our roll-out of front-of-pack GDA nutritional labelling across the group including Turkey, South Korea and Poland, where 33% of our products are now labelled, and Ireland, which now includes over 5,000 labelled food items. Customers tell us they find these labels very helpful in making informed choices. In the UK we are still the only supermarket where all relevant products carry the labels - over 7,000 in total - with a further 13,000 now also carried on manufacturer-branded goods.

Community. Our staff achieved our more successful "Charity of the Year" ever, raising £4.4 million for the British Red Cross. As well as donating £100,000 to the British Red Cross flood appeal last summer, our staff provided essential hygiene, food items and much of the bottled water for affected communities in key parts of the South-West.

We have opened five new regional buying offices in England, joining the existing offices in Scotland, Wales and Northern Ireland. We introduced 1,000 new local lines last year taking the total to over 3,000. We now sell 200,000 litres of Localchoice milk each week in the UK, helping customers to support small dairy farmers in their local area.

We have helped 1.5m people to get active this year, including through Cancer Research UK's Race for Life, which saw 665,000 people taking part in 5km runs, including over 21,000 Tesco staff.

We launched a new partnership with the Football Association (FA) as part of our plan to help two million people get active in the run up to the London 2012 Olympics. The FA Tesco Skills Programme supports grassroots football, inspiring children between ages five and eleven to get active in their local communities. We have already delivered football coaching to over 250,000 children.

We also continue to make a difference locally through our Computers for Schools programme which now offers 'eco-quiet' PCs as part of a catalogue of over 700 products. Since the start of the scheme 16 years ago we have given away over £118m worth of equipment. Through new store openings and refits in China we have sponsored more than 7,000 disadvantaged students to cover their schooling and textbooks. In Poland, half the schools (15,000) took part in their sixth year of Tesco for Schools, whilst in Hungary, we set up local partnerships with schools and colleges, donating around £50,000 and contributing recycled computers.

This year, we have launched Community Plans in eight countries bringing together a range of community, environmental and health projects, tailored to local market needs and the remaining three will be starting soon. A number of our more mature markets now have comprehensive community and environment programmes. In Korea, for example, we have 50 culture centres in our stores which offer up to 350 different educational and cultural programmes ranging from dance to cookery classes.

The year ahead.

- We will take the reduction of single-use carrier bags to the next level, achieving a 50% reduction compared to 2006 by continuing to focus on incentives rather than penalties.

- We will launch the first phase of our trial for carbon labelling our products in the coming weeks, in conjunction with the Carbon Trust, and will help customers become familiar with the new currency of CO_2.

- We will appoint Community Champions to 50 stores. These members of staff are dedicated

to making sure that our stores reach out to more people in local communities.

- We will support our new Charity of the Year, Marie Curie Cancer Care, to fund an additional 125,000 hours of nursing care for terminally ill patients.
- We will build the largest privately-funded solar facility in the Czech Republic at our Postrizin distribution centre.

Alcohol. Earlier this year we made an offer to government that we would play a positive part in any discussions initiated by them on measures to ensure a responsible approach to alcohol pricing and promotions. Competition law prevents the industry from taking this forward in collaboration. We maintain this offer and have in the meantime reinforced our responsible Think 21 approach by giving further dedicated training on responsible alcohol sales, with a particular focus on the social and health impacts of under-age drinking. We are also talking to customers about the role we can play in tackling problem drinking and how we can better help them make responsible choices.

CONTACTS

Investor Relations:	Steve Webb	01992 644800
Press:	Jonathan Church	01992 644645
	Angus Maitland - Maitland	020 7379 5151

This document is available via the internet at www.tesco.com/investor

A meeting for investors and analysts will be held today at 9.00am at the Royal Bank of Scotland, 280 Bishopsgate, London EC2 4RB. Access will be by invitation only.

A Cantos interview with Sir Terry Leahy is available now to download in video, audio and transcript form at either www.tesco.com/corporate or www.cantos.com

TESCO PLC

GROUP INCOME STATEMENT

Year ended 23 February 2008

	Notes	2008 £m	2007 £m	Increase %
Continuing operations				
Revenue (sales excluding VAT)	2	**47,298**	**42,641**	**10.9**
Cost of sales		(43,668)	(39,401)	
Pensions adjustment – Finance Act 2006		-	258	
Impairment of Gerrards Cross site		-	(35)	
Gross profit		**3,630**	**3,463**	
Administrative expenses		(1,027)	(907)	
Profit arising on property-related items		188	92	
Operating profit	2	**2,791**	**2,648**	**5.4**
Share of post-tax profits of joint ventures and associates (including £nil of property-related items (2007: £47m gain))		75	106	
Profit on sale of investments in associates		-	25	
Finance income		187	90	
Finance costs		(250)	(216)	
Profit before tax		**2,803**	**2,653**	**5.7**
Taxation	3	(673)	(772)	
Profit for the year from continuing operations		**2,130**	**1,881**	**13.2**
Discontinued operation				
Profit for the year from discontinued operation		-	18	
Profit for the year		**2,130**	**1,899**	**12.2**
Attributable to:				
Equity holders of the parent		2,124	1,892	
Minority interests		6	7	
		2,130	1,899	
Earnings per share from continuing and discontinued operations				
Basic	5	26.95p	23.84p	13.0
Diluted	5	26.61p	23.54p	13.0
Earnings per share from continuing operations				
Basic	5	26.95p	23.61p	14.1
Diluted	5	26.61p	23.31p	14.2

Non-GAAP measure: underlying profit before tax	1	£m	£m	
Profit before tax (excluding discontinued operation)		2,803	2,653	5.7
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' – Fair value remeasurements		(49)	4	
IAS 19 Income Statement charge for pensions	6	414	432	
'Normal' cash contributions for pensions	6	(340)	(321)	
IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods		18	-	
Exceptional items: Pensions adjustment – Finance Act 2006	6	-	(258)	
Impairment of Gerrards Cross site		-	35	
Underlying profit before tax		**2,846**	**2,545**	**11.8**
Underlying diluted earnings per share	5	27.02p	22.36p	20.8

Dividend per share (including proposed final dividend)	4	10.90p	9.64p	13.1

TESCO PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

Year ended 23 February 2008

	Notes	2008 £m	2007 £m
Loss on revaluation of available-for-sale investments		(4)	(1)
Foreign currency translation differences		38	(65)
Total gain on defined benefit pension schemes	6	187	114
Gain/(loss) on cash flow hedges:			
- Net fair value gains/(losses)		66	(26)
- Reclassified and reported in the Income Statement		(29)	(12)
Tax on items taken directly to equity		123	12
Net income recognised directly in equity		**381**	**22**
Profit for the year		2,130	1,899
Total recognised income and expense for the year		**2,511**	**1,921**
Attributable to:			
Equity holders of the parent	9	2,500	1,920
Minority interests		11	1
		2,511	1,921

TESCO PLC
GROUP BALANCE SHEET
Year ended 23 February 2008

	Note	23 February 2008 £m	24 February 2007 £m
Non-current assets			
Goodwill and other intangible assets		2,336	2,045
Property, plant and equipment		19,787	16,976
Investment property		1,112	856
Investments in joint ventures and associates		305	314
Other investments		4	8
Derivative financial instruments		216	-
Deferred tax assets		104	32
		23,864	20,231
Current assets			
Inventories		2,430	1,931
Trade and other receivables		1,311	1,079
Derivative financial instruments		97	108
Current tax assets		6	8
Short-term investments		360	-
Cash and cash equivalents		1,788	1,042
		5,992	4,168
Non-current assets classified as held for sale		308	408
		6,300	4,576
Current liabilities			
Trade and other payables		(7,277)	(6,046)
Financial liabilities			
- Borrowings		(2,084)	(1,554)
- Derivative financial instruments and other liabilities		(443)	(87)
Current tax liabilities		(455)	(461)
Provisions		(4)	(4)
		(10,263)	(8,152)
Net current liabilities		(3,963)	(3,576)
Non-current liabilities			
Financial liabilities			
- Borrowings		(5,972)	(4,146)
- Derivative financial instruments and other liabilities		(322)	(399)
Post-employment benefit obligations	6	(838)	(950)
Other non-current payables		(42)	(29)
Deferred tax liabilities		(802)	(535)
Provisions		(23)	(25)
		(7,999)	(6,084)
Net assets		11,902	10,571

TESCO PLC
GROUP BALANCE SHEET (continued)
Year ended 23 February 2008

	Note	23 February 2008 £m	24 February 2007 £m
Equity			
Share capital		393	397
Share premium account		4,511	4,376
Other reserves		40	40
Retained earnings		6,871	5,693
Equity attributable to equity holders of the parent		11,815	10,506
Minority interests		87	65
Total equity	9	11,902	10,571

TESCO PLC

GROUP CASH FLOW STATEMENT
Year ended 23 February 2008

	Note	2008 £m	2007 £m
Cash flows from operating activities			
Cash generated from operations	7	4,099	3,532
Interest paid		(410)	(376)
Corporation tax paid		(346)	(545)
Net cash from operating activities		**3,343**	**2,611**
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(169)	(325)
Proceeds from sale of subsidiary, net of cash disposed		-	22
Proceeds from sale of joint ventures and associates		-	41
Purchase of property, plant and equipment and investment property		(3,442)	(2,852)
Proceeds from sale of property, plant and equipment		1,056	809
Purchase of intangible assets		(158)	(174)
Increase in loans to joint ventures		(36)	(21)
Invested in joint ventures and associates		(61)	(49)
Invested in short-term investments		(360)	-
Dividends received		88	124
Interest received		128	82
Net cash used in investing activities		**(2,954)**	**(2,343)**
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		138	156
Proceeds from sale of ordinary share capital to minority interests		16	-
Increase in borrowings		9,333	4,743
Repayment of borrowings		(7,593)	(4,559)
New finance leases		119	99
Repayments of obligations under finance leases		(32)	(15)
Dividends paid		(792)	(467)
Dividends paid to minority interests		(2)	-
Own shares purchased		(775)	(490)
Net cash from/(used in) in financing activities		**412**	**(533)**
Net increase/(decrease) in cash and cash equivalents		**801**	**(265)**
Cash and cash equivalents at beginning of the year		**1,042**	**1,325**
Effect of foreign exchange rate changes		(55)	(18)
Cash and cash equivalents at the end of year		**1,788**	**1,042**

Reconciliation of net cash flow to movement in net debt

Year ended 23 February 2008

	Notes	2008 £m	2007 £m
Net increase/(decrease) in cash and cash equivalents		801	(265)
Net cash inflow from debt and lease financing		(1,827)	(268)
Short-term investments		360	-
Movement in joint venture loan receivables		36	38 *
Other non-cash movements		(691)	18
Increase in net debt for the year		(1,321)	(477)
Opening net debt		(4,861)	(4,509)
Adjustment for joint venture loan receivables		-	125 *
Adjusted opening net debt		(4,861)	(4,384)
Closing net debt	8	**(6,182)**	**(4,861)**

NB: The reconciliation of net cash flow to movement in net debt is not a primary statement and does not form part of the cash flow statement.

*The measurement of net debt has been revised to include loans receivable from joint ventures. Going forward net debt will be stated inclusive of the loan receivables from joint ventures.

The preliminary consolidated financial information for the year ended 23 February 2008 was approved by the Directors on 14 April 2008.

NOTE 1 Basis of preparation

This unaudited preliminary consolidated financial information has been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority and International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU). The accounting policies applied are consistent with those described in the Annual Report and Financial Statements 2007 and the auditors have confirmed that they are not aware of any matter that may give rise to a modification to their audit report.

This consolidated financial information does not constitute statutory financial statements for the years ended 23 February 2008 or 24 February 2007 as defined in section 240 of the Companies Act 1985. The Annual Report and Financial Statements for the year ended 24 February 2007 have been filed with the Registrar of Companies and the Annual Report and Financial Statements for 2008 will be filed with the registrar of Companies in due course.

Use of non-GAAP profit measures

Underlying profit

The Directors believe that underlying profit and underlying diluted earnings per share measures provide additional useful information for shareholders on underlying trends and performance. These measures are used for internal performance analysis. Underlying profit is not defined by IFRS and therefore may not be directly comparable with other companies' adjusted profit measures. It is not intended to be a substitute for, or superior to, IFRS measurements of profit.

The adjustments made to reported profit before tax are:

- IAS 32 and IAS 39 'Financial Instruments' – fair value remeasurements – under IAS 32 and IAS 39, the Group applies hedge accounting to its various hedge relationships (principally interest rate swaps, cross currency swaps and forward exchange contracts and options) when it is allowed under the rules of IAS 39 and when practical to do so. Sometimes, the Group is unable to apply hedge accounting to the arrangements, but continues to enter into these arrangements as they provide certainty or active management of the exchange rates and interest rates applicable to the Group. The Group believes these arrangements remain effective and economically and commercially viable hedges despite the inability to apply hedge accounting.

  Where hedge accounting is not applied to certain hedging arrangements, the reported results reflect the movement in fair value of related derivatives due to changes in foreign exchange and interest rates. In addition, at each period end, any gain or loss accruing on open contracts is recognised in the result for the period, regardless of the expected outcome of the hedging contract on termination. This may mean that the Income Statement charge is highly volatile, whilst the resulting cash flows may not be as volatile. The underlying profit measure removes this volatility to help better identify underlying business performance.

- IAS 19 Income Statement charge for pensions - Under IAS 19 'Employee Benefits', the cost of providing pension benefits in the future is discounted to a present value at the corporate bond yield rates applicable on the last day of the previous financial year. Corporate bond yields rates vary over time which in turn creates volatility in the Income Statement and Balance Sheet. IAS 19 also increases the charge for young pension schemes, such as Tesco's, by requiring the use of rates which do not take into account the future expected returns on the assets held in the pension scheme which will fund pension liabilities as they fall due. The sum of these two effects makes the IAS 19 charge disproportionately higher and more volatile than the cash contributions the Group is required to make in order to fund all future liabilities.

  Therefore within underlying profit we have included the 'normal' cash contributions within the measure but excluded the volatile element of IAS 19 to represent what the group believes to be a fairer measure of the cost of providing post-employment benefits.

Use of non-GAAP profit measures (continued)

Underlying profit (continued)

- IAS17 'Leases' – impact of annual uplifts in rent and rent-free periods – The amount charged to the Income Statement in respect of operating lease costs and incentives is expected to increase significantly as the Group expands its International business. The leases have been structured in a way to increase annual lease costs as the businesses expand. IAS 17 requires the total cost of a lease to be recognised on a straight-line basis over the term of the lease, irrespective of the actual timing of the cost. The impact of this straight-line treatment in 2007/08 was an adverse charge of £18m to the Income Statement after deducting the impact of this straight-line treatment recognised as rental income within share of post-tax profits of joint ventures and associates. The comparatives have not been revised to reflect this as the amounts in the prior year are broadly similar and are considered immaterial.

- Exceptional items – due to their significance and special nature, certain other items which do not reflect the Group's underlying performance are excluded from underlying profit. These gains or losses can have a significant impact on both absolute profit and profit trends, consequently, they are excluded from the underlying profit of the Group. There are no exceptional items in 2007/08. In 2006/07 exceptional items were as follows:
  - Pensions adjustment relating to the Finance Act 2006 - Following changes introduced by the Finance Act with effect from April 2006 (A-Day), Tesco's UK approved pension schemes have implemented revised terms for members exchanging pension at retirement date, allowing them to commute (convert) a larger amount of their pension to a tax-free lump sum on retirement. Accordingly, the assumptions made in calculating the Group's defined benefit pension liability have been revised, and a gain of £250m was recognised in the Group Income Statement during the year. Changes to scheme rules in ROI affecting early retirement reduced pension liabilities by a further £8m, which was also recognised in the Income Statement. Revisions to the commutation assumption will be reflected within the Statement of Recognised Income and Expense from 2007/08.
  - Impairment of Gerrards Cross site – We faced continuing uncertainty in 2006/07 in respect of our Gerrards Cross site as a result of the complex legal situation following the tunnel collapse. However, during 2006/07 we wrote off the carrying value of our existing asset there (an impairment charge of £35m). No decision has yet been taken about the future of this site.

Segmental trading profit

Segmental trading profit is an adjusted measure of operating profit, which measures the performance of each geographical segment before exceptional items, profit/(loss) arising on property-related items, impact on leases of annual uplifts in rent and rent-free periods, and replaces the IAS 19 pension charge with the 'normal' cash contributions for pensions.

NOTE 2 Segmental analysis

The Board has determined that the primary segmental reporting format is geographical, based on the Group's management and internal reporting structure.

The UK reporting segment includes the start-up operations for establishing the operations in the United States of America (US), which are not material. The results of the US business will be reported as a separate reporting segment within International from our Interim Results for 2008/9.

The Rest of Europe reporting segment includes the Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia and Turkey. The Asia reporting segment includes Thailand, South Korea, Malaysia, China and Japan. Following its disposal during 2006/07, the Taiwanese business (previously included within the Asia segment) was classified as a discontinued operation in the prior year.

NOTE 2 Segmental analysis (continued)

	Year ended 23 February 2008			Year ended 24 February 2007		
	Sales including VAT	Revenue excluding VAT	Operating profit	Sales including VAT	Revenue excluding VAT	Operating profit
	£m	£m	£m	£m	£m	£m
Continuing operations						
UK	37,979	34,874	2,097	35,580	32,665	2,083
Rest of Europe	7,836	6,872	400	6,324	5,559	324
Asia	5,988	5,552	294	4,707	4,417	241
	51,773	47,298	2,791	46,611	42,641	2,648
Share of post-tax profit of joint ventures and associates			75			106
Profit on sale of investments in associates			-			25
Net finance costs			(63)			(126)
Profit before tax			2,803			2,653
Taxation			(673)			(772)
Profit for the year from continuing operations			**2,130**			**1,881**
Profit from discontinued operation			**-**			**18**
Profit for the year			**2,130**			**1,899**

Reconciliation of operating profit to trading profit – continuing operations

	Year ended 23 February 2008				Year ended 24 February 2007			
	UK	Rest of Europe	Asia	Total	UK	Rest of Europe	Asia	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit	**2,097**	**400**	**294**	**2,791**	**2,083**	**324**	**241**	**2,648**
Adjustments:								
(Profit)/loss arising on property-related items	(186)	(5)	3	(188)	(98)	-	6	(92)
IAS 19 Income Statement charge for pensions	446	5	10	461	452	5	9	466
'Normal' cash contributions for pensions	(328)	(3)	(9)	(340)	(308)	(3)	(10)	(321)
IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods	21	-	6	27	-	-	-	-
Exceptional items:								
- Pension adjustment – Finance Act 2006	-	-	-	-	(250)	(8)	-	(258)
- Impairment of Gerrard Cross site	-	-	-	-	35	-	-	35
Trading profit	**2,050**	**397**	**304**	**2,751**	**1,914**	**318**	**246**	**2,478**
Trading margin	5.9%	5.8%	5.5%	5.8%	5.9%	5.7%	5.6%	5.8%

NOTE 3 Taxation

	2008 £m	2007 £m
UK	569	675
Overseas	104	97
	673	772

During the year, agreement was reached with HMRC on substantially all open issues relating to years up to February 2006, including capital allowance claims. Removing the one-off impact of settling prior year items with HRMC, the normalised tax rate was 28.9%.

NOTE 4 Dividends

	2008 Pence/share	2007 Pence/share	2008 £m	2007 £m
Amounts recognised as distributions to equity holders in the year:				
Final dividend for the prior financial year	6.83	6.10	541	482
Interim dividend for the current financial year	3.20	2.81	251	224
	10.03	**8.91**	**792**	**706**
Proposed final dividend for the current financial year	7.70	6.83	605	542

The proposed final dividend was approved by the Board on 14 April 2008 but has not been included as a liability as at 23 February 2008, in accordance with IAS 10 'Events after the balance sheet date'.

NOTE 5 Earnings per share and diluted earnings per share

Basic earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share amounts are calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of ordinary shares in issue during the year (adjusted for the effects of potentially dilutive options).

The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

	2008			2007		
	Basic	**Potentially dilutive share options**	**Diluted**	**Basic**	**Potentially dilutive share options**	**Diluted**
Profit (£m)						
Continuing operations	2,124	-	2,124	1,874	-	1,874
Discontinued operation	-	-	-	18	-	18
Total	2,124	-	2,124	1,892	-	1,892
Weighted average number of shares (millions)	7,881	102	7,983	7,936	102	8,038
Earnings per share (pence)						
Continuing operations	26.95	(0.34)	26.61	23.61	(0.30)	23.31
Discontinued operation	-	-	-	0.23	-	0.23
Total	26.95	(0.34)	26.61	23.84	(0.30)	23.54

NOTE 5 Earnings per share and diluted earnings per share (continued)

There have been no transactions involving ordinary shares between the reporting date and the date of approval of this preliminary financial information which would significantly change the earnings per share calculations shown above.

Reconciliation of non-GAAP underlying diluted earnings per share

	2008		2007	
	£m	pence/ share	£m	pence/ share
Profit				
Earnings from continuing operations	2,124	26.61	1,874	23.31
Adjustment for:				
IAS 32 and IAS 39 'Financial Instruments' - Fair value remeasurements	(49)	(0.61)	4	0.05
IAS 19 Income Statement change for pensions	414	5.19	432	5.37
'Normal' cash contributions for pensions	(340)	(4.26)	(321)	(3.99)
IAS17 'Leases' - impact of annual uplifts in rent and rent-free periods	18	0.22	-	-
Pensions adjustment – Finance Act 2006	-	-	(258)	(3.21)
Impairment of Gerrards Cross site	-	-	35	0.44
Tax effect of adjustments at the effective rate of tax (2008 – 24.0%; 2007 – 29.1%)	(10)	(0.13)	31	0.39
Underlying earnings from continuing operations	**2,157**	27.02	**1,797**	22.36

Continuing operations underlying diluted earnings per share reconciliation

	2008 %	2008 £m	2007 %	2007 £m
Underlying profit before tax		2,846		2,545
Effective tax rate on continuing operations	24.0*	(683)	29.1	(741)
Minority interests		(6)		(7)
Total		2,157		1,797
Underlying diluted earnings per share (pence)*		27.02p		22.36p

* Removing the one-off impact of settling prior year tax items with HMRC, underlying diluted earnings per share was 25.28p and grew by 13.1% on a 'normalised' tax rate of 28.9%.

Pensions

The Group operates a variety of post-employment benefit arrangements covering funded defined contribution and both funded and unfunded defined benefit schemes. The most significant of these are funded defined benefit pension schemes for the Group's employees in the UK and the Republic of Ireland.

Principal Assumptions

The valuations used for IAS 19 have been based on the most recent actuarial valuations and updated by Watson Wyatt Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 23 February 2008. The major assumptions, on a weighted average basis, used by the actuaries were as detailed below.

	23 February 2008 %	24 February 2007 %
Discount rate	6.4	5.2
Price inflation	3.5	3.0
Rate of increase in salaries	5.0	4.5
Rate of increase in pensions in payment*	3.5	3.0
Rate of increase in deferred pensions*	3.5	3.0
Rate of increase in career average benefits	3.5	3.0

*In excess of any Guaranteed Minimum Pension (GMP) element.

At 23 February 2008, the mortality assumptions have been strengthened. The base mortality tables previously disclosed in the Group's 2006/07 Annual Report have been updated in line with medium cohort improvements from 31 March 2005 to 23 February 2008. In addition, the allowance for future mortality improvements has been changed to incorporate medium cohort improvements in the future.

The following table illustrates the expectation of life of an average member retiring at age 65 at the Balance Sheet date and a member reaching age 65 at the same date +25 years.

		At 23 Feb 2008 in years	At 24 Feb 2007 in years	At 25 Feb 2006 in years
Retiring at Reporting date at age 65	Male	19.0	17.5	17.5
	Female	23.3	21.9	21.8
Retiring at Reporting date +25 years at age 65	Male	20.6	18.4	18.4
	Female	24.7	23.0	23.0

The formal actuarial valuation of the Tesco PLC pension scheme at 31 March 2008 is currently taking place. Mortality trends under the Scheme will be further analysed as part of the valuation.

Movement in the deficit during the year

The movement in the deficit during the year was as follows:

	Year ended 23 February 2008 £m	Year ended 24 February 2007 £m
Deficit in schemes at the beginning of the year	**(950)**	**(1,211)**
Current service cost	(461)	(466)
Other finance income	47	34
Contributions	340	321
Foreign currency translation reserves	1	2
Actuarial gain and other movements	186	112
Past service gains (A-Day – Finance Act 2006)	-	258
Acquisitions	(1)	-
Deficit in schemes at the end of the year	**(838)**	**(950)**

NOTE 7 Reconciliation of profit before tax to net cash generated from operations

	2008 £m	2007 £m
Profit before tax	2,803	2,653
Net finance costs	63	126
Share of post-tax profits of joint ventures and associates	(75)	(106)
Profit on sale of investments in associates	-	(25)
Operating profit	2,791	2,648
Operating loss of discontinued operation	-	(4)
Depreciation and amortisation	992	878
Profit arising on property-related items	(188)	(92)
Net impairment/(reversal of impairment) of property, plant and equipment	(10)	19
Adjustment for non-cash element of pension charges	121	(113)
Share-based payments	199	185
Increase in inventories	(376)	(420)
Increase in trade and other receivables	(71)	(81)
Increase in trade and other payables	641	512
Decrease in working capital	194	11
Cash generated from operations	**4,099**	**3,532**

NOTE 8 Analysis of changes in net debt

	At 24 February 2007	Adjustment*	At 24 February 2007 (restated)	Cash flow	Other non-cash movements	At 23 February 2008
	£m	£m	£m	£m	£m	£m
Cash and cash equivalents	1,042	-	1,042	801	(55)	1,788
Short term investments	-	-	-	360	-	360
Finance lease receivables	12	-	12	(7)	-	5
Joint venture loan receivables	-	163	163	36	(26)	173
Derivative financial instruments	108	-	108	(16)	221	313
Cash and receivables	**1,162**	**163**	**1,325**	**1,174**	**140**	**2,639**
Bank and other borrowings	(1,518)	-	(1,518)	61	(576)	(2,033)
Finance lease payables	(36)	-	(36)	28	(43)	(51)
Derivative financial instruments	(87)	-	(87)	365	(721)	(443)
Debt due within one year	**(1,641)**	**-**	**(1,641)**	**454**	**(1,340)**	**(2,527)**
Bank and other borrowings	(3,999)	-	(3,999)	(2,173)	415	(5,757)
Finance lease payables	(147)	-	(147)	(108)	40	(215)
Derivative financial instruments	(399)	-	(399)	23	54	(322)
Debt due after one year	**(4,545)**	**-**	**(4,545)**	**(2,258)**	**509**	**(6,294)**
	(5,024)	**163**	**(4,861)**	**(630)**	**(691)**	**(6,182)**

*The measurement of net debt has been revised to include loans receivable from joint ventures. Going forward net debt will be stated inclusive of the loans receivable from joint ventures.

NOTE 9 Reconciliation of movements in equity

	Share capital	Share premium	Other reserves	Retained earnings	Total equity attributable to equity holders of the parent	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
At 25 February 2007	397	4,376	40	5,693	10,506	65	10,571
Total recognised income and expense for the period	-	-	-	2,500	2,500	11	2,511
Share-based payments	-	-	-	199	199	-	199
Purchase of minority interest	-	-	-	47	47	(27)	20
Minority interest on acquisition of subsidiaries	-	-	-	-	-	38	38
New share capital subscribed less expenses	3	135	-	-	138	-	138
Share buy-backs	(7)	-	-	(658)	(665)	-	(665)
Increase in own shares held	-	-	-	(118)	(118)	-	(118)
Equity dividends authorised in the period	-	-	-	(792)	(792)	-	(792)
At 23 February 2008	**393**	**4,511**	**40**	**6,871**	**11,815**	**87**	**11,902**

NOTE 9 Reconciliation of movements in equity (continued)

	Share capital	Share premium	Other reserves	Retained earnings	Total equity attributable to equity holders of the parent	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
At 26 February 2006	395	3,988	40	4,957	9,380	64	9,444
Total recognised income and expense for the period	-	-	-	1,920	1,920	1	1,921
Share-based payments	-	-	-	185	185	-	185
Future purchase of minority interests	-	-	-	(88)	(88)	-	(88)
New share capital subscribed less expenses	7	388	-	-	395	-	395
Share buy-backs	(5)	-	-	(470)	(475)	-	(475)
Increase in own shares held	-	-	-	(105)	(105)		(105)
Equity dividends authorised in the period	-	-	-	(706)	(706)	-	(706)
At 25 February 2007	**397**	**4,376**	**40**	**5,693**	**10,506**	**65**	**10,571**

NOTE 10 Business Combinations

In 2007 the Group acquired 65.5% of Dobbies Garden Centres PLC, a retailer in the United Kingdom.

The fair value of the identifiable assets and liabilities of Dobbies Garden Centres PLC as at the date of acquisition were:

	Pre-acquisition carrying amounts	Fair value adjustments	Provisional values on acquisition
	£m	£m	£m
Property, plant and equipment	132	31	163
Brand	-	8	8
Goodwill	2	(2)	-
Inventories	11	-	11
Trade and other receivables	3	3	6
Cash and cash equivalents	1	-	1
Trade and other payables	(12)	(3)	(15)
Bank loans and overdraft	(87)	1	(86)
Deferred income tax liability	(3)	(15)	(18)
Post-employment benefit obligation	(1)	-	(1)
Net assets	46	23	69
Minority interest			(24)
Net assets acquired			45
Goodwill arising on acquisition			61
			106
Consideration:			
Cash consideration			103
Costs associated with the acquisition			3
Total consideration			**106**

NOTE 10 Business Combinations (continued)

The trading results of Dobbies Garden Centres PLC during the period since the acquisition of the majority share and details of the results had the acquisition taken place at the beginning of the financial year have not been disclosed as it is impractical to do so. Dobbies Garden Centres PLC remains listed on the Alternative Investment Market, and therefore we are unable to disclose information until it has been released to the market. The results of Dobbies Garden Centres PLC are not material in the context of the Group.

NOTE 11 Events after the balance sheet date

On 9th April 2008, Dobbies Garden Centres PLC, a 65.5% owned subsidiary of the Group, announced plans to raise £150m through an open offer of shares. Dobbies Garden Centres PLC will seek shareholder approval at a 21 May 2008 annual general meeting to issue up to 12.45 million shares on a six for five basis at 1,200 pence per share. Tesco PLC will underwrite the offer.

END